WESTERN COPPER AND GOLD CORPORATION

15th Floor - 1040 W. Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: (604) 684-9497
Facsimile: (604) 669-2926

INFORMATION CIRCULAR

(As at April 26, 2019, except as indicated)

Western Copper and Gold Corporation (“Western”, the “Issuer” or the “Company”) is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the “Meeting”) of shareholders of the Company to be held on June 12, 2019 and at any adjournments or postponements thereof. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided in the form of proxy or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders as of April 26, 2019 or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company (the “Common Shares”) represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, using the methods set out in the form of proxy, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Common Shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your Common Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular, the form of proxy and a notice (the “Notice-and-Access Notification”) in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators (see “Notice-and-Access” below), to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Common Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Non-registered holders who have not objected to their Nominee disclosing certain ownership information about themselves to the Company are referred to as “non-objecting beneficial owners (“NOBOs”). Those non-registered holders who have objected to their Nominee disclosing ownership information about themselves to the Company are referred to as “objecting beneficial owners” (“OBOs”).

The Company is not sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials to the Nominees for distribution to NOBOs. The Company intends to pay for Nominees to deliver the Meeting materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

NOTICE-AND-ACCESS

The Company is sending this Information Circular to shareholders using notice-and-access as permitted by National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuerand NI 51-102 Continuous Disclosure Obligations. The Meeting materials, including this Information Circular, are available on the Company’s website at www.westerncopperandgold.com/events/agm-2019 and will remain on the website for at least one full year from the date that the Meeting materials are posted on SEDAR. The Meeting materials are also available under the Company’s profile on SEDAR at www.sedar.com.

The Company will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting. Shareholders will receive a Notice-and-Access Notification and a form of proxy or voting instruction form and may choose to receive a printed paper copy of the Information Circular.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his or her attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the approval of the Company's stock option plan.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value of which 101,234,001 Common Shares are issued and outstanding. Persons who are registered shareholders of Common Shares at the close of business on the record date of April 26, 2019 will be entitled to receive notice of, and vote at, the Meeting and will be entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at six (6).

Management of the Company proposes to nominate each of the following persons for election as a director. The proposed nominees in the list that follows are, in the opinion of the Company, well qualified to direct the Company’s activities for the ensuing year and have confirmed their willingness to serve as directors, if elected.

Information concerning such persons, as furnished by the individual nominees, is set out in the table below. Four of six nominees, being Dale Corman, Robert Gayton, Archie Lang and Klaus Zeitler were elected to the board of directors of the Company (the “Board”) at the annual general meeting of shareholders held in 2018. The two remaining nominees, being Tara Christie and Kenneth Williamson, were appointed to the Board in April, 2019.

Name, Jurisdiction of Residence and Position(1)	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Controlled or Directed , Directly or Indirectly (2)
Dale Corman Executive Chairman, Director British Columbia, Canada	Executive Chair, Western Copper and Gold Corporation.	April 2006	6,360,000
Tara Christie Director British Columbia, Canada	Professional engineer in BC and Yukon, experienced in exploration and mining business. Former board member of the YESEAB	April 2019	Nil
Robert Gayton (3) (4) (5) Director British Columbia, Canada	Chartered Accountant; financial consultant to the mineral exploration and development industry since 1990.	May 2006	280,400 (6)
Archie Lang(3) (4) (5) Director Yukon, Canada	Entrepreneur and business owner; former Minister for the Yukon Government.	October 2014	1,000
Kenneth Williamson Director Ontario, Canada	Professional director focused on natural resources, investment banking, capital markets, mergers and acquisitions	April 2019	Nil
Klaus Zeitler (3) (4) (5) Director British Columbia, Canada	President of Amerigo Resources Ltd., a mineral processing company.	May 2006	97,500

(1)	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.
(2)

Common Shares beneficially owned, controlled or directed, directly or indirectly, as at April 26, 2019 based upon information obtained from System for Electronic Disclosure by Insiders. Unless otherwise indicated, such Common Shares are held directly.

(3)	Member of Audit Committee.
(4)	Member of Corporate Governance and Nominating Committee.
(5)	Member of Compensation Committee.
(6)	Of these Common Shares, 10,000 are held by Dr. Gayton’s wife.

Dale Corman, B.Sc., P.Eng., was appointed Executive Chairman on February 1, 2016 after serving as the Company’s Chairman and Chief Executive Officer since its inception in 2006. Mr. Corman has been a director since 2006.

From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has over 40 years’ experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

Mr. Corman is a Director of Spanish Mountain Gold [TSXV:SPA] and NorthIsle Copper and Gold Inc. [TSXV:NCX].

Robert Gayton, B.Comm., Ph.D., FCPA, FCA, has served as director, and Chairman of the Audit Committee since the Company’s inception in 2006. In July 2017, Dr. Gayton was appointed as Lead Director.

Dr. Gayton is a Chartered Accountant and holds a Ph.D. – Accounting/Finance from the University of California, Berkeley (1973). Dr. Gayton was a member of the Business School faculties at University of California, Berkeley and the University of British Columbia from 1965 to 1974.

In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and establish their professional development program. He became partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource based companies.

He is currently a director and chair/member of the audit and other committees of Amerigo Resources Ltd. [TSX:ARG] and B2 Gold Corp. [TSX:BTO, NYSE MKT:BTG].

Archie Lang was appointed as a director in 2014.

Mr. Lang is a life-long northerner with an expertise in economic development. He is a former two term elected member of the Yukon Legislative Assembly who was appointed as Minister of Energy Mines and Resources from 2002 to 2008, Minister of Highway and Public Works from 2008 to 2011, and Minister of Community Services from 2008 to 2011. Mr. Lang is experienced in developing and managing projects in consultation and partnership with all levels of government, including First Nations.

Mr. Lang’s work in those Ministries provided him with in-depth knowledge of key issues surrounding the development of natural resources in the north. During his tenure as Minister, Mr. Lang also assisted in managing the devolution of responsibility for these portfolios from Canada to Yukon and, in conjunction with the Federal Government and First Nations, implemented the Yukon Environmental and Socioeconomic Assessment Act.

Klaus Zeitler, Ph.D., has served as a director since the Company’s inception in 2006.

Dr. Zeitler was the founder and CEO of Inmet Mining Corporation from 1987 to 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 to 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996.

Dr. Zeitler is currently a director and Executive Chairman of Amerigo Resources Ltd. [TSX:ARG], Chairman and director of each of Los Andes Copper Ltd. [TSXV:LA] and Rio2 Limited [TSXV:RIO].

Tara Christie, B.Sc., M.Sc., P.Eng., was appointed as director in April 2019.

Ms. Christie has over 20 years’ experience in the exploration and mining business. Tara is currently the President and CEO of Banyan Gold Corp, and serves on the boards of Constantine Metal Resources Ltd (since 2006) and Klondike Gold Corp. She was formerly the President of privately owned Gimlex Gold Mines Ltd. (2006-2016), one the Yukon's largest placer mining operations. Ms. Christie has been a board member of PDAC, AMEBC and other industry associations and was a founding board member of the Yukon Environmental and Socio-Economic Assessment Board (2004-2016). She is active in non-profits and charities, including being President of a registered charity “Every Student, Every Day” that works to improve attendance in Yukon schools. Ms. Christie has B.Sc. and M.Sc. degrees in Geotechnical Engineering from the University of British Columbia and is a registered professional engineer in BC and Yukon.

Kenneth Williamson, B.Sc., MBA, was appointed as director in April 2019.

Mr. Williamson is a professional director with over 40 years of experience in natural resources and investment banking, where his focus has been on capital markets and mergers and acquisitions. Mr. Williamson worked in the oil and gas sector before transitioning into investment banking at Midland Walwyn/Merrill Lynch Canada Inc. where he was Vice-Chairman of Investment Banking until 1998. Mr. Williamson has held various positions on Boards throughout his career, including Eicon Technology Corporation, Glamis Gold Ltd., BioteQ Environmental Technologies Inc., Uranium One Inc., BlackRock Ventures Inc., Quadra FNX Mining Ltd., Tahoe Resources Inc. and Goldcorp Inc. Mr. Williamson is a member of the National Association of Corporate Directors (NACD), Institute of Corporate Directors (ICD) and the Professional Engineers of Ontario (PEO).

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director:

a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer (“CEO”), or chief financial officer (“CFO”) of any company (including the Company) that:

(i)

was subject, while the proposed director was acting in the capacity of director, CEO or CFO, to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting as director, CEO, or CFO of such company; or

b)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, CEO or CFO of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

The Board has adopted a policy which requires, in an uncontested election of directors, that any nominee in respect of whom a greater number of votes “withheld” than votes “for” are validly cast must promptly submit his or her offer of resignation to the Board. The Company’s Corporate Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board.

The Board will take formal action on the Corporate Governance and Nominating Committee’s recommendation no later than 90 days following the date of the applicable shareholders’ meeting and will announce its decision via press release. Absent exceptional circumstances, the Board will be expected to accept the resignation, which resignation will be effective on such date. If the Board declines to accept the resignation, it will include in the press release the reason(s) for its decision.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Western is an exploration and development company directly engaged in advancing its Casino Project to production. The Casino deposit holds significant copper, gold, and molybdenum resources. It is located in Yukon, Canada.

The Company operates in an industry where there is a competitive environment for qualified individuals. To be successful, Western must offer compensation that is competitive with other companies of similar size and structure. Due to its small size and early stage of development (i.e. exploration and development), Western’s process for determining executive compensation is relatively simple. The Company’s compensation program is not based on specific criteria or formal objectives. The Company’s Board relies primarily on internal discussion to set salary levels and determine discretionary awards. The performance indicators used to assess executive officers are less structured than they might be in larger operating companies. The Board believes that this process is appropriate given the Company’s size and stage of development.

Role of the Compensation Committee

The Compensation Committee is appointed by the Board to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including benefit plans. To determine compensation payable, including stock options, the Compensation Committee relies on its knowledge of compensation levels of directors, CEOs, and other senior management positions of companies of similar size and stage of development in the mineral exploration industry. When setting compensation, the Compensation Committee’s goal is to provide sufficient compensation to attract and retain directors and senior management while taking into account the financial and other resources of the Company.

The Compensation Committee is comprised of three independent directors who meet at least twice annually. One or more of these meetings may occur within regular Board meetings. Klaus Zeitler, the Chair of the Compensation Committee, has served on the committee since June 2007. Robert Gayton was most recently appointed to the committee in August 2010. Archie Lang was appointed in January 2019. Each of these members has extensive experience in executive compensation through their current and previous roles as directors and/or officers of other companies. The Board believes that the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The members have the following skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices:

  Klaus Zeitler – Dr. Zeitler has significant experience managing mining and mineral exploration companies as an executive and as a director. In these roles, Dr. Zeitler has been responsible for the overall management of the companies, including the management of their human resources.

  Robert Gayton – Dr. Gayton has been a director of numerous publicly traded mining and mineral exploration companies. In these roles, he has gained significant experience, including overseeing the management of executive compensation and human resources.

  Archie Lang – In addition to his work overseeing several ministries for the Yukon Government, Mr. Lang has owned and managed a number of businesses. All of these activities required him to review, manage and understand compensation-related matters.

The Company has not retained a compensation consultant or advisor at any time since the Company’s most recently completed financial year to assist the Board or the Compensation Committee in determining compensation for any of the Company’s directors or executive officers.

Role of the Executive Officers

The Executive Chairman makes recommendations to the Compensation Committee regarding executive officer base salary adjustments, bonuses, and stock option grants. The Executive Chairman also makes recommendations to the Compensation Committee regarding the participation in the Company’s stock-based compensation plans and amendments to such plans, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

Objectives and Overview of the Compensation Program

The objective of the Company’s compensation program is to attract, retain, and motivate performance of members of senior management of a quality and nature that will enhance the growth and overall long-term value of the Company.

The following executive compensation principles guide the Company’s overall compensation:

  compensation levels should be sufficiently competitive to facilitate recruitment and retention of experienced high caliber executives in the competitive mining industry, while being fair and reasonable to shareholders;

  the compensation program should align executives’ long-term financial interests with those of the Company’s shareholders by providing equity-based incentives; and

  compensation should be transparent so that both executives and shareholders understand the executive compensation program.

Elements of Executive Compensation

During the financial year ended December 31, 2018, Western’s executive compensation program consisted of the following elements:

  base salaries;

  bonuses;

  stock options; and

  other compensation, including perquisites such as medical benefits.

Western’s strategy is to provide an overall competitive compensation package. The Company believes that to be competitive in its industry, an executive compensation package must consist of the above-noted elements. The specific rationale and design of each of these elements are outlined in detail below.

For the remainder of this Compensation Discussion and Analysis, the individuals included in the Summary Compensation Table, below, are referred to as the “Named Executive Officers” or “NEOs”.

Base Salaries

Base salaries are a key element of the Company’s compensation package because they are the first base measure for comparison relative to peer groups. Salaries are fixed and are used as the base to determine other elements of compensation and benefits.

The Board establishes salary levels based on what it determines to be competitive relative to the responsibilities associated with each position and its knowledge of comparable positions within the industry. No formal benchmarking is performed.

Bonuses

Bonuses are a variable element of compensation designed to reward the Company’s Named Executive Officers for contributing to the overall value of the Company. Bonuses are at the discretion of the Board. The Board determines bonus awards through internal discussion, taking into account the overall performance of each NEO during the year and general market conditions.

Total of $34,800 was awarded in bonuses to NEOs during the financial year ended December 31, 2018. The Company did not award bonuses to its NEOs during the financial year ended December 31, 2017.

Stock Options

Stock options are a variable and discretionary element of compensation intended to reward the NEOs for their contribution towards the Company’s sustained growth and increases in the Company’s share price.

The Company’s stock option plan (the “Stock Option Plan”) has been and will be used to provide stock options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the long-term operating performance of the Company. In determining the number of stock options to be granted to the Named Executive Officers, the Board takes into account the number of stock options, if any, previously granted to each Named Executive Officer, and the exercise price of any outstanding stock options to closely align the interests of the Named Executive Officers with the interests of shareholders and to ensure that such grants are in accordance with the policies of the Toronto Stock Exchange (the “TSX”). The two-year vesting period of stock option awards ensures that executives have the incentive to increase the price of the Common Shares over a reasonable period of time.

The Company granted 975,000 stock options to its NEOs during the financial year ended December 31, 2018. The Company did not grant the stock options to its NEOs during the financial year ended December 31, 2017. Refer to the Summary Compensation Table herein for the list of stock options granted to the Named Executive Officers for the three (3) most recently completed financial years of the Company.

Other Compensation/Perquisites

The Company’s executive employee benefit program may include benefits such as life, medical, dental and disability insurance, and parking privileges. Such benefits and perquisites are designed to be competitive with equivalent positions in comparable organizations in Canada.

Compensation Risk

The Board and its Committees have not conducted an evaluation of the implications of the risks associated with the Company’s compensation policies and practices.

Hedging of Economic Risks in the Company’s Securities

The Company has not adopted a policy to prohibit NEOs and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

Performance Graph

The following performance graph illustrates the Company’s cumulative total shareholder return over the five (5) most recently completed financial years compared to the return on a comparable investment in the S&P/TSX Composite Index, assuming an initial investment of $100.

Western’s share price has been more volatile than the S&P/TSX Composite Index over the five year period ending December 31, 2018. A significant portion of NEO compensation is in the form of stock options. This form of compensation is tied directly to Western’s share price. NEOs only realize compensation from stock options when the Company’s share price appreciates. Compensation from stock option exercises has fluctuated significantly depending on Western’s share price at the time of exercise and the underlying stock option exercise price.

Changes to NEO salaries are described in the “Summary Compensation Table”, below.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation (“Form 51-102F6”)) sets forth all annual and long term compensation for services in all capacities to the Company for the three (3) most recently completed financial years of the Company (to the extent required by the Form 51-102F6) in respect of each Named Executive Officer.

Summary Compensation Table for financial years ending on or after December 31, 2016(1)

Name and Principal Position	Year	Salary ($)	Option-based A wards (2) ($)	Non-Equity Incentive Plan Compensation ($)		Total Compensation ($)
				Annual Incentive Plans (3)	Long- term Incentive Plans
Dale Corman Executive Chairman (4) (5)	2018	100,000	133,900	5,000	Nil	238,900
	2017	100,000	Nil	Nil	Nil	100,000
	2016	106,000	76,400	5,000	Nil	187,400
Paul West-Sells President and CEO (5)	2018	250,000	133,900	12,500	Nil	396,400
	2017	250,000	Nil	Nil	Nil	250,000
	2016	248,000	76,400	12,500	Nil	336,900
Julien François VP Finance and CFO (6)	2018	141,300	83,700	7,100	Nil	232,100
	2017	175,000	Nil	Nil	Nil	175,000
	2016	175,000	47,700	8,800	Nil	231,500
Cameron Brown VP Engineering (7)	2018	194,100	83,700	10,200	Nil	288,000
	2017	191,600	Nil	Nil	Nil	191,636
	2016	191,800	47,700	16,700	Nil	256,200

(1)	There were no share-based awards and no pension value awards during the years presented.

(2)

These amounts represent the value of stock options granted to the respective Named Executive Officer measured as at the grant date. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values, including the key assumptions and estimates, used and described in the Company’s financial statements. The dollar amount in this column represents the total value ascribed to the stock options at the time of original grant.

(3)	Amounts earned were paid during the financial year to which they relate.

(4)	Mr. Corman also serves as a director of the Company, but receives no compensation for services as a director.

(5)	Effective February 1, 2016, Mr. Corman was appointed Executive Chairman and Dr. West-Sells was appointed President and Chief Executive Officer.

(6)	Mr. François reduced his time commitment to the Company effective April 1, 2018.

(7)

Mr. Brown’s annual salary under his employment contract is US$150,000. His compensation shown above has been translated from US to Canadian dollars in the same manner as used in preparing the Company’s financial statements.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets forth information concerning all awards outstanding under option-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers. The Company has not granted share-based awards.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options (1) ($)
Dale Corman	100,000	0.88	July 17, 2019	$Nil
	100,000	0.50	August 10, 2020	12,000
	200,000	0.96	September 12, 2021	$Nil
	300,000	1.20	February 21, 2023	$Nil
Paul West-Sells	100,000	0.88	July 17, 2019	$Nil
	100,000	0.50	August 10, 2020	12,000
	200,000	0.96	September 12, 2021	$Nil
	300,000	1.20	February 21, 2023	$Nil
Julien François	75,000	0.88	July 17, 2019	$Nil
	75,000	0.50	August 10, 2020	9,000
	125,000	0.96	September 12, 2021	$Nil
	187,500	1.20	February 21, 2023	$Nil
Cameron Brown	75,000	0.88	July 17, 2019	$Nil
	75,000	0.50	August 10, 2020	9,000
	125,000	0.96	September 12, 2021	$Nil
	187,500	1.20	February 21, 2023	$Nil

(1)

This amount is calculated based on the difference between the market value of the Common Shares underlying the options at the end of the most recently completed financial year, which was $0.62, and the exercise price of the option.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of option-based incentive plan awards granted to Named Executive Officers are as follows:

Name	Option-Based Awards Value Vested During The Year (1) ($)
Dale Corman	$9,333
Paul West-Sells	$9,333
Julien François	$5,833
Cameron Brown	$5,833

(1)

This amount is calculated by obtaining the difference between the closing market price of the underlying Common Shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the closing market price on the vesting date, no value is ascribed to the options.

PENSION PLAN BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Change of Control

The Named Executive Officers’ employment agreements provide for a severance payment upon a Change of Control (as defined below). In addition, any stock options granted that have not vested at the time of a Change of Control will vest effective immediately at the time of a Change of Control and shall expire upon the earliest of their normal expiry date or upon six (6) months from the Date of Termination or Resignation.

A “Change of Control” is defined in the employment agreements as the acquisition by any person, or by any person and its affiliates and whether directly or indirectly, of Common Shares which, when added to all other Common Shares at the time held by such person and its affiliates, totals for the first time 35% of the outstanding Common Shares of the Company.

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon a Change of Control assuming that the Change of Control occurred on December 31, 2018.

Name	Annual Salary	Change of Control Provisions
Dale Corman, Executive Chairman	$100,000	$525,000
Paul West-Sells, President and CEO	$250,000	3 times annual salary
Julien François, VP Finance and CFO	$175,000	2 times annual salary
Cameron Brown, VP Engineering	US$150,000	2 times annual salary

Termination Without Cause

The Named Executive Officers’ employment agreements provide for a severance payment upon termination without cause. Upon written notice of termination (the “Date of Termination”), each NEO is entitled to a payment consisting of the salary that would otherwise have been payable to the NEO for the six (6) month period following the Date of Termination and an additional month’s salary for every full year of service to the Company (the “Termination Period”), plus the amount of benefits reasonably calculated to be payable over that time.

Any stock options granted that have not vested at the Date of Termination vest on the Date of Termination and shall expire upon the earliest of their normal expiry date (assuming no termination) or at the end of the Termination Period.

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon Termination without cause assuming that the Date of Termination was December 31, 2018.

Name	Salary (per month)	Termination Without Cause Provisions
Dale Corman Executive Chairman	$8,300	18 months’ salary
Paul West-Sells President and CEO	$20,800	18 months’ salary
Julien François VP Finance and CFO	$14,600	18 months’ salary
Cameron Brown VP Engineering	US$12,500	18 months’ salary

DIRECTOR COMPENSATION

Standard Compensation Arrangements

Each non-executive director of the Company currently receives an annual retainer fee of $20,000, paid quarterly, meeting fees for each Board or committee meeting attended, to a maximum of $800 per day, and reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings. The Chair of the Audit Committee, Dr. Gayton, receives an additional $5,000 per year, paid quarterly. Directors who are employees of the Company, such as Mr. Corman, receive no additional compensation for serving on the Board.

Summary Compensation Table

The following table sets forth all amounts of compensation provided to each director, who is not also a Named Executive Officer, for the Company’s most recently completed financial year:

Director(1)	Fees Earned ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Robert Gayton	$32,200	$67,000	Nil	$99,200
Archie Lang	$23,200	$67,000	Nil	$90,200
David Williams(2)	$27,200	$67,000	Nil	$94,200
Klaus Zeitler	$28,000	$67,000	Nil	$95,000

(1)	Relevant disclosure has been provided in the Summary Compensation Table for financial years ending on or after December 31, 2016 for Dale Corman who is a director and a Named Executive Officer.
(2)	Mr. Williams ceased to be a director of the Company on January 31, 2019.

Incentive Plan Awards - Outstanding Option-Based Awards

Non-executive directors are also eligible to receive stock options under the Stock Option Plan. The purpose of granting such options is to assist the Company in attracting, compensating, retaining, and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders. The Company has not granted any share-based awards.

During the financial year ended December 31, 2017, the non-executive directors listed above did not receive stock options.

The following table sets forth information concerning all awards outstanding under stock-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

Director	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options(1) ($)
Robert Gayton	50,000	0.88	17-Jul-2019	$Nil
	50,000	0.50	10-Aug-2020	$6,000
	100,000	0.96	12-Sep-2021	$Nil
	150,000	1.20	21-Feb-2023	$Nil
Archie Lang	100,000	0.67	13-Mar-2020	$Nil
	50,000	0.50	10-Aug-2020	$6,000
	100,000	0.96	12-Sep-2021	$Nil
	150,000	1.20	21-Feb-2023	$Nil
Klaus Zeitler	50,000	0.88	17-Jul-2019	$Nil
	50,000	0.50	10-Aug-2020	$6,000
	100,000	0.96	12-Sep-2021	$Nil
	150,000	1.20	21-Feb-2023	$Nil

(1)

This amount is calculated based on the difference between the market value of the Common Shares underlying the options at the end of the most recently completed financial year, which was $0.62, and the exercise price of the option.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of option-based incentive plan awards granted to directors who are not Named Executive Officers are as follows:

Director	Option-Based Awards - Value Vested During The Year (1) ($)
Robert Gayton	$4,667
Archie Lang	$4,667
David Williams	$4,667
Klaus Zeitler	$4,667

(1)

This amount is calculated by obtaining the difference between the market price of the underlying Common Shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the market price on the vesting date, no value is ascribed to options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER STOCK OPTION PLAN

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of, and service providers to, the Issuer and its subsidiaries (collectively, the “Optionees”) and thereby advance the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.

The Stock Option Plan authorizes the Board (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1.

The number of Common Shares subject to stock options is determined by the Board (or the Compensation Committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	a.	the number of Common Shares of the Company issuable to insiders exceeding 10% of the Common Shares then outstanding;

	b.	the number of Common Shares of the Company issued to insiders within a one year period exceeding 10% of the Common Shares then outstanding;

c.

the number of Common Shares of the Company issued to any one insider and such insider’s associates pursuant to the exercise of stock options within a one year period exceeding 5% of the Common Shares then outstanding; and

	d.	the number of Common Shares of the Company reserved for issuance to any one Optionee exceeding 5% of the Common Shares then outstanding.

2.

The outstanding issue is determined on the basis of the number of Common Shares of the Company outstanding immediately prior to any share issuance, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period.

3.

The maximum number of Common Shares of the Company which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding Common Shares at the time of the grant. Any increase in the issued and outstanding Common Shares of the Company will result in an increase in the available number of Common Shares of the Company issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the Stock Option Plan.

4.	The Stock Option Plan must be approved and ratified by shareholders every three years.

5.

The exercise price of a stock option may not be set at less than the closing price of the Common Shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option. The exercise price of each stock option is set by the Board and is typically based on the market price of the Common Shares or a premium thereon which the Board considers appropriate in the circumstances.

6.

The stock options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board (or Compensation Committee). The expiry date of a stock option is the later of:

	a.	a specified expiry date; and

b.

where a black-out period is self-imposed by the Company and the specified expiry date falls within, or immediately after, the black-out period, the date that is 10 business days after the black-out period is lifted.

Should a stock option expire immediately after a black-out period self-imposed by the Company, the black-out expiration term of 10 business days will be reduced by the number of days between the option expiry date and the end of the black-out period.

7.	Stock options are non-assignable other than pursuant to a will or by the laws of descent and distribution.

8.	Stock options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries.

a.

If an individual ceases to be an Optionee for any reason other than for cause or by virtue of death, any Stock option held by such Optionee shall remain exercisable for a period of 30 days after the date on which the Optionee ceases to be a Participant (as defined in the Stock Option Plan) or until the original expiry date of the stock option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the stock options at such time, subject to the provisions of any employment contract.

b.	If an individual ceases to be an Optionee for cause, no stock option held by such Optionee shall be exercisable following the termination date.

c.

If an Optionee dies, any stock option held by such Optionee at the date of death shall be exercisable by the person or persons to whom the rights of the Optionee shall pass by the will of the Optionee or the laws of descent and distribution for a period of one year after the date of death of the Optionee or the original expiry date, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the stock option at the date of death, subject to the provisions of any employment contract.

9.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested stock options shall be immediately exercisable.

10.

The directors of the Company may from time to time in their absolute discretion amend, modify and change the provisions of a stock option or the Stock Option Plan without obtaining approval of shareholders to:

	a.	make amendments of a “housekeeping” nature;

	b.	change vesting provisions;

	c.	change termination provisions of a stock option or the Stock Option Plan for an insider provided that the expiry date does not extend beyond the original expiry date;

	d.	change termination provisions of a stock option or the Stock Option Plan which does extend beyond the original expiry date for an Optionee who is not an insider;

e.	reduce the exercise price of a stock option for an Optionee who is not an insider;

f.

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Common Shares from the number of Common Shares reserved under the Stock Option Plan; and

g.	make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of shareholders and the TSX.

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (i.e. excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,200,001(1)	$0.98	4,878,399(2)

(1)	Representing approximately 5.2% of the Company's issued and outstanding share capital of 100,784,001 Common Shares as of December 31, 2018.

(2)	Representing approximately 4.8% of the Company's issued and outstanding share capital of 100,784,001 Common Shares as of December 31, 2018.

Based on the Stock Option Plan, the Company may grant stock options for the purchase of up to 10% of issued and outstanding capital at the time of grant. The exercise price of the stock options must be greater than, or equal to, the market value of the Common Shares on the last trading day immediately preceding the date of grant. Stock options typically vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. Additional stock options may be granted as additional Common Shares are issued.

As of April 26, 2018, there are 5,158,335 stock options outstanding under the Stock Option Plan, representing approximately 5.10% of the Company’s issued and outstanding share capital of 101,234,001 Common Shares. Based upon the issued capital of the Company as at the date of this Information Circular and the number of stock options currently outstanding under the Stock Option Plan, the Company can issue a further 4,965,065 stock options, representing approximately 4.90% of the Company's issued and outstanding share capital.

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company manual, of the Stock Option Plan for the three most recently completed financial years:

Year	Burn Rate(1)
2018	2.3%
2017	0.0%
2016	1.6%

(1)

Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the plan by the weighted average number of securities outstanding for the applicable fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 26, 2018, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the directors. PricewaterhouseCoopers LLP was first appointed in 2006.

MANAGEMENT CONTRACTS

No management function of the Company or any of its subsidiaries is performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiaries.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

AUDIT COMMITTEE

The Company’s Audit Committee is governed by a written charter that sets out its mandate and its duties and responsibilities. A copy of the charter and the disclosure required by Multilateral Instrument 52-110 Audit Committees are contained in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2018, as a schedule thereto and under the heading “Audit Committee Information”, respectively. The Company’s AIF is available under the Company’s profile on SEDAR at www.sedar.com.

The members of the Audit Committee are Robert Gayton (Chairman), Archie Lang, and Klaus Zeitler, all of whom are independent.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), discloses its corporate governance practices in Schedule A, attached to this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.westerncopperandgold.com. Comparative financial information is provided in the Company’s audited annual consolidated financial statements and management discussion and analysis for the most recently completed financial year. Both of these documents are filed on SEDAR.

Shareholders may contact the Company at 604-684-9497 or toll free at 1-888-966-9995 to request copies of the Company’s financial statements and management discussion and analysis.

DIRECTORS’ APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

 Dale Corman (signed)

Dale Corman
Executive Chairman and Director

Vancouver, British Columbia
April 26, 2019

SCHEDULE A - CORPORATE GOVERNANCE PRACTICES TABLE

The following table sets out the corporate governance	WESTERN COPPER AND GOLD
practices of the Company with respect to NI 58-101.	CORPORATION
GOVERNANCE DISCLOSURE GUIDELINE	(the “Company”)
UNDER NI 58-101
1.	Board of Directors

	(a) Disclose the identity of the directors who are independent.	The board of directors of the Company (the “Board”) considers that Robert Gayton, Archie Lang, Klaus Zeitler, Tara Christie and Kenneth Williamson are independent within the meaning of NI 58-101.

	(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.	The Board considers that Dale Corman is not an independent director and has a material relationship with the Company because of his position as Executive Chairman of the Company.

(c) Disclose whether or not a majority of directors
       are independent. If a majority of directors are
       not independent, describe what the Board does
       to facilitate its exercise of independent
	judgment in carrying out its responsibilities.	The majority of the directors are independent. The Board is composed of six directors, five of whom are independent.

(d) If a director is presently a director of any other
       issuer that is a reporting issuer (or the
       equivalent) in a jurisdiction or a foreign
       jurisdiction, identity both the director and
	the other issuer.	The following directors currently serve on the board of directors of the reporting issuers listed below:

Dale Corman NorthIsle Copper and Gold Inc.
Spanish Mountain Gold Ltd.

Robert Gayton Amerigo Resources Ltd.
B2 Gold Corp.

Klaus Zeitler Amerigo Resources Ltd.
Los Andes Copper Ltd.
Rio2 Limited

Tara Christie Banyan Gold Corp.
Constantine Metal Resources Ltd.
Klondike Gold Corp

Kenneth Williamson

(e) Disclose whether or not the independent
       directors hold regularly scheduled meetings
       at which non-independent directors and
       members of management are not in
       attendance. If the independent directors hold
       such meetings, disclose the number of
       meetings held since the beginning of the
       issuer’s most recently completed financial
       year. If the independent directors do not hold
       such meetings, describe what the Board does
       to facilitate open and candid discussion
	among its independent directors.	The independent directors do not have regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to hold ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever they deem necessary. No such meeting was held in 2018. However, independent directors periodically hold in-camera sessions during Board or committee meetings, at which non- independent directors and members of management are not in attendance.

(f) Disclose whether or not the chair of the
       Board is an independent director. If the
       Board has a chair or lead director who is an
       independent director, disclose the identity
       of the independent chair or lead director, and
       describe his or her role and responsibilities.
       If the Board has neither a chair that is
        independent nor a lead director that is
       independent, describe what the Board does
       to provide leadership for its independent
directors.

The chair of the Board, Dale Corman, is not an independent director for the purposes of NI 58-101. The Board has appointed Robert Gayton, an independent director, as lead director. The primary roles of the lead director are to act as a leader for independent Board members when a matter creates a conflict of interest with the Executive Chairman and to maintain a productive relationship between the Board and the Chief Executive Officer.

The Board also provides leadership to its independent directors by promoting frank discussion inside and outside of formal Board meetings, by encouraging independent directors to bring forth agenda items, and by providing independent directors with access to senior management, outside advisors, and unfettered access to information regarding the Company’s activities.

	(g) Disclose the attendance record of each director for all Board and committee meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each director for all Board and committee meetings held during the year ended December 31, 2018 is as follows:
Board
Dale Corman (chair) 4 of 4
Robert Gayton 4 of 4
Archie Lang 4 of 4
David Williams 4 of 4
Klaus Zeitler 4 of 4

Audit Committee
Robert Gayton (chair) 4 of 4
David Williams 3 of 4
Klaus Zeitler 4 of 4

Compensation Committee
Klaus Zeitler (chair) 2 of 2
Robert Gayton 2 of 2
David Williams 2 of 2

Corporate Governance and Nominating Committee
David Williams (chair) 2 of 2
Robert Gayton 2 of 2
Klaus Zeitler 2 of 2

2.	Board Mandate

	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has responsibility for the supervision and management of the Company’s business. It has adopted a formal mandate setting out the Board’s responsibilities.

The text of the Board mandate can be found on the Company’s website: www.westerncopperandgold.com. It is also attached below as Schedule B.

3.	Position Descriptions

(a) Disclose whether or not the Board has
       developed written position descriptions for
       the chair and the chair of each Board
       committee. If the Board has not developed
       written position descriptions for the chair
       and/or the chairs of each Board
       committee, briefly describe how the Board
       delineates the role and responsibilities
of each such position.

Given the size of the Company, the Board does not believe that it is necessary to develop a formal written position description for the chair of the Board or the chair of each Board committee. The primary role of the chair of the Board and the chair of each committee is managing the affairs of the Board or respective committee, as applicable, including ensuring the Board or committee is properly organized, functions effectively, and meets its obligations and responsibilities as set out in its Charter.

(b) Disclose whether or not the Board and CEO
       have developed a written position description
       for the CEO. If the Board and CEO have not
       developed such a position description, briefly
       describe how the Board delineates the role
	and responsibilities of the CEO.	The Board has adopted a formal written description for the CEO position. The CEO’s duties and responsibilities are outlined in his employment agreement.

4.	Orientation and Continuing Education

(a) Briefly describe what measures the Board
       takes to orient new directors regarding: (i)
       the role of the Board, its committees and its
       directors; and (ii) the nature and operations
of the issuer’s business.

New Board members meet with the chair of the Board and relevant committee(s). They are also provided with technical reports, the Company’s internal financial information, and access to management, technical experts, and consultants.

(b) Briefly describe what measures, if any, the
       Board takes to provide continuing education
       for its directors. If the Board does not provide
       continuing education, describe how the
       Board ensures that its directors maintain
       the skill and knowledge necessary to meet
their obligations as directors.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends, market developments, and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Company’s properties.

Board meetings include presentations by the Company’s senior management in order to give the directors full insight into the Company’s operations. Board members have full access to the Company’s records. Directors attend conferences and seminars relevant to their particular expertise.

5.	Ethical Business Conduct

	(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a Code of Business Conduct (the “Code”). All directors, management, and employees must abide by the Code.

	(i) disclose how a person or company may obtain a copy of the code;	The Code is available under the Company’s profile at www.sedar.com and on the Company’s website at www.westerncopperandgold.com.

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board has instructed management to bring any breaches of the Code to the attention of the chair of the Board and the chair of the Audit Committee. Management and employees may report breaches in the Code confidentially and anonymously through the Company’s whistleblower hotline. The Board keeps a record of departures from the Code as well as waivers requested and granted.

(iii) provide a cross reference to any material
       change report filed since the beginning of the
       issuer’s most recently completed financial year
       that pertains to any conduct of a director or
       executive officer that constitutes a departure
from the code.

There was no required material change report filed by the Company since the beginning of the most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) Describe any steps the Board takes to ensure
       directors exercise independent judgment in
       considering transactions and agreements in
       respect of which a director or executive officer
has a material interest.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board. Each director must disclose all actual or potential conflicts of interest to the Board and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

	(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	All directors, officers, and employees are provided a copy of the Code and are expected and required to adhere to the highest ethical standards.

The Company has adopted a Whistleblower Policy which allows its directors, officers, and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, or internal controls, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the chair of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate. Complaints may also be made internally.

6.	Nomination of Directors

(a) Describe the process by which the Board identifies new candidates for Board nomination.

The Board and the Corporate Governance and Nominating Committee identify potential Board candidates by determining the perceived needs of the Board and consulting with members of the Board and representatives of the mining industry for possible candidates that will meet the Board’s requirements.

(b) Disclose whether or not the Board has a
       nominating committee composed entirely of
       independent directors. If the Board does not
       have a nominating committee composed
       entirely of independent directors, describe
       what steps the Board takes to encourage an
	objective nomination process.	The members of the Corporate Governance and Nominating Committee are Archie Lang (chair), Robert Gayton, and Klaus Zeitler, all of whom are independent directors.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee is responsible for evaluating the effectiveness of the Company’s corporate governance practices, assessing the effectiveness of the Board, and recommending changes to the Board, including with respect to its composition, as required.

7.	Compensation

(a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board and the Compensation Committee determine compensation for the Company’s directors and executive officers by relying on the Compensation Committee members’ knowledge of compensation paid for directors and executive officers of companies of similar size and stage of development in the mineral exploration industry, and seeking an appropriate level of compensation that reflects the need to provide incentive and compensation for the time and effort expended by the directors and executive officers while taking into account the financial and other resources of the Company.

Further information regarding compensation paid to directors and executives is available in the Executive Compensation and Director Compensation sections of this Information Circular.

(b) Disclose whether or not the Board has a
       compensation committee composed entirely
       of independent directors. If the Board does
       not have a compensation committee composed
       entirely of independent directors, describe what
       steps the Board takes to ensure an objective
	process for determining such compensation.	The members of the Compensation Committee are Klaus Zeitler (chair), Robert Gayton, and Archie Lang, all of whom are independent.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee is appointed by the Board to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including stock option and benefit plans.

8.	Other Board Committees

	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board’s standing committees consist of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee.

9.	Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Board conducts informal annual assessments of the Board’s effectiveness, including each of its committees and individual directors. As part of the assessments, the Board and its committees compare their performance to their role and responsibilities as set out in their respective mandate or charter. Assessment of individual directors is performed through informal discussion with the chair.

Each of the standing committees conducts an annual review and assessment of its performance, including compliance with its role and responsibilities as set out in its respective charter.

10.	Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its Board or other mechanisms of Board renewal and, if so, include a description of those director term limits or other mechanisms of Board renewal. If the issuer has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.

The Company has not adopted term limits for its directors or other mechanisms for Board renewal. The Corporate Governance and Nominating Committee, on an annual basis, reviews and assesses the effectiveness of the Board as a whole, taking into account its size and composition, its committees, the competencies and skills of the directors, and other matters that it considers relevant.

The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including: the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Company’s projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the competencies and skills that the existing directors possess; and the current circumstances and needs of the Company.

11.	Policies Regarding the Representation of Women on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

While the Company has not adopted a written policy relating to the identification and nomination of women directors, the Board of Directors has made proactive efforts to increase gender diversity, including the appointment of Tara Christie on April 3rd, 2019. The Board recognizes that embracing diversity and inclusiveness is beneficial to creating a culture of openness to diverse points of view and opinions, it also believes that the interests of the Company would be better served by ensuring that new directors are identified and selected from the widest possible group of potential candidates. A formalized written diversity policy governing the identification and selection of potential candidates may unduly restrict the Board’s ability to select the best candidate.

12.	Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer’s reasons for not doing so.

The Corporate Governance and Nominating Committee is responsible for considering and reviewing the criteria for selecting candidates for possible election to the Board in light of the Company’s circumstances and needs. In making its recommendations to the Board, the Corporate Governance and Nominating Committee considers the competencies and skills that (a) the Board considers necessary for the Board as a whole; (b) the existing members of the Board possess; and (c) each new nominee would bring as well as whether or not the nominee can devote sufficient time and resources to his or her duties as a Board member.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Company’s director identification and selection process, the considerations set out in the above paragraph are given greater weight.

13.	Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Company’s views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process.

Accordingly, the level of representation of women in executive officer positions may be considered but is not a major factor when making executive officer appointments.

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For purposes of this Item, a “target” means a
       number or percentage, or a range of numbers or
       percentages, adopted by the issuer of women
       on the issuer’s Board or in executive officer
	positions of the issuer by a specific date.	The Company recognizes the benefits of a diversity of views on the Board, achieved through diversity of knowledge, skills, competencies, experience, race and gender, however, the Company has not adopted a target regarding women on the Board or in executive officer positions for the reasons set out in the sections above.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s Board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

15.	Number of Women on the Board and in Executive Officer Positions

	(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s Board who are women.	The Board includes one female director, representing 17% of the Board.

	(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	The Company has no female executive officer.

SCHEDULE B – BOARD OF DIRECTORS MANDATE

A.	INTRODUCTION AND PURPOSE

1.

The Board of Directors’ (the “Board”) primary responsibility is to foster the long-term success of the Corporation as consistent with the Board’s fiduciary responsibility to the shareholders to maximize shareholder value.

2.

The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

B.	COMPOSITION AND BOARD ORGANIZATION

1.

The Board shall be composed of not fewer than three directors and not more than the maximum number of directors allowed by the articles of the Corporation. The specific number of directors shall be set by the Board each year. The majority of the directors shall be independent directors.

	2.	Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee of the Board.

3.

The Board shall meet at least four times each year. The Chair may call additional meetings as required. In addition, a meeting may be called by the President or Chief Executive Officer (“CEO”), any member of the Board or as otherwise provided by law.

	4.	The independent directors will meet on a regularly scheduled basis at which non-independent directors and member of management are not in attendance [NP 58-201, s. 3.3].

5.

The Board shall have the right to determine who shall and who shall not be present at any time during at Board meeting. Members of senior management of the Corporation are expected to be available to attend the Board’s meetings or portions thereof.

6.

Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibility of those committees will be as set forth in their charters, as approved by the Board and amended from time to time.

C.	DUTIES AND RESPONSIBILITIES

Managing the Affairs of the Board

1.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section D. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

		a.	Planning its composition and size [NP 58-201, s. 3.12];

		b.	Nominating candidates for election to the Board;

		c.	Appointing committees and approving their respective charters and the limits of authority delegated to each committee;

		d.	Determining director compensation

e.

Approving and directing the implementation of corporate governance practices and procedures aimed at having independent, informed oversight by Board members of management and management’s conduct of the business of the Corporation and its subsidiaries, including the approval of the mandate for the Board and its committees [NP 58- 201, s. 3.4(g)];

f.	Assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities [NP 58-201, s. 3.18].

Management and Human Resources

2.	The Board has the responsibility for:

a.

The appointment and succession of the CEO and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties [NP58-201, s. 3.4(d)];

	b.	Approving a position description for the CEO [NP58-201, s. 3.5];

	c.	Reviewing CEO performance at least annually, against agreed-upon objectives;

	d.	Monitoring compliance with the Corporations’ Code of Business Conduct, including the granting of waivers for the benefit of directors or officers of the Corporation [NP 58-201, s. 3.9];

e.

To the extent possible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers evoke a culture of integrity throughout the organization [NP58-201, s. 3.4(a)];

	f.	Approving decisions relating to senior management, including the:

i)	Appointment and discharge of officers of the Corporation and members of the senior leadership team;

ii)	Acceptance by the executive officers of outside directorships or trusteeships on public and private companies or entities (other than not-for-profit organizations);

iii)	Annual Corporation performance objective utilized in determining incentive compensation or other awards to officers; and

iv)

Employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material impact on the Corporation or its basic human resource and compensation policies.

g.	Taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management [NP58-201, s. 3.4(d)];

h.	Approving certain matters relating to employees, as applicable, including:

	i)	the annual salary policy/program for employees;

	ii)	new benefit programs or changes to existing programs that would create a change in cost to the Corporation annually; and

	iii)	Material benefits granted to retiring employees outside of benefits received under approved benefit programs.

Strategy and Plans

3.	The Board has the responsibility to:

a.

Adopt a strategic planning process and, at least annually, approve the Corporation’s strategic plan which takes into account, among other things, the opportunities, risks and ethics of the business [NP58-201, s. 3.4(b)];

	b.	Approve capital and expenditure budgets and related operating plans;

	c.	Approve financial and operating objectives used in determining compensation;

	d.	Approve material divestitures and acquisitions; and

	e.	Monitor management’s achievements in implementing the Corporation’s strategies and objectives, in light of changing circumstances.

Financial and Corporate Issues

4.	The Board has the responsibility to:

	a.	Take reasonable steps to ensure the implementation and integrity of the Corporation’s internal control and management information systems [NP58-201, s. 3.4(f)];

	b.	Monitor operational and financial results;

	c.	Review and approve the annual financial statements and management’s discussion and analysis for the Corporation;

	d.	Review and approve the unaudited interim financial statements and management’s discussion and analysis for the Corporation, if such task has not been delegated to the Audit Committee;

	e.	Approve the disclosure included in the Management Proxy Circular, information circular, Annual Information Form and documents incorporated by reference therein;

	f.	Declare dividends to shareholders, if applicable;

g.

Approve financings , changes in authorized capital, issue and repurchase of securities, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

	h.	Recommend appointment of external auditors;

	i.	Approve banking resolutions and significant changes in banking relationships;

	j.	Approve appointments, or material changes in relationships with corporate trustees;

	k.	Approve contracts, leases and other arrangements or commitments that may have a material impact on the Corporation;

	l.	Approve spending authority guidelines; and

	m.	Approve the commencement or settlement of litigation that may have a material impact on the Corporation.

Business and Risk Management

5.	The Board has the responsibility to:

	a.	Take all reasonable steps to ensure that management has identified the principal risks of the Corporation’s business and implemented appropriate systems to manage these risks [NP58- 201, s. 3.4(c)];

	b.	Receive, at least annually, reports from management on matters relating to, among others, ethical conduct and employee health and safety; and

	c.	Review insurance coverage of significant business risks and uncertainties.

Policies and Procedures

6.	The Board has a responsibility to:

	a.	Monitor compliance with all significant policies and procedures by which the Corporation is operated; and

	b.	Review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

7.	The Board has the responsibility to:

a.

Take all reasonable steps to ensure the Corporation has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients [NP58-201, s. 3.4(e) and (i)];

	b.	Approve interaction with shareholders on all items requiring shareholder approval;

	c.	Take all reasonable steps to ensure that the financial performance of the Corporation is adequately reported to shareholders, other securities holders and regulators on a timely and regular basis;

	d.	Take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles; and

	e.	Report annually to shareholders on the Board’s stewardship for the preceding year.

Orientation and Continuing Education

8.	The Board has the responsibility to:

a.

Ensure that all new directors receive a comprehensive orientation respecting the nature and operation of the Corporation’s business as well as the role of the Board and its committees and the contribution which individual directors are expected to make [NP58-201, s. 3.6];

b.

Ensure that directors are provided with continuing education opportunities so that directors may maintain or enhance their skills and abilities as directors as well as ensure that their knowledge and understanding of the Corporation’s business remains current [NP58-201, s. 3.7];

D.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

1.	The Board is responsible for

	a.	Directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

	b.	Approving changes in the By-laws and Articles of incorporation, and any matters requiring shareholder approval and agendas for shareholder meetings;

	c.	Approving the Corporation’s legal structure and vision statement;

	d.	Taking all reasonable steps to ensure compliance with all material legal requirements applicable to the Corporation, including, but without limitation, corporate and securities law; and

	e.	Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees or the Board or to management.

E.	EXPECTATIONS OF THE BOARD OF DIRECTORS

1.	Each Board member is expected to:

	a.	Allow sufficient time to review meeting materials;

	b.	Be prepared for Board meetings;

	c.	Attend most, if not all, Board meetings and applicable meetings of committees of the Board;

	d.	Be a team member during important periods in the Corporation’s growth and transition;

	e.	Respect and adhere to the Corporation’s Code of Conduct and promote its corporate values including innovation, entrepreneurship, respect for others, risk-taking and being a team player;

	f.	Have a deep interest in the Corporation’s business and demonstrate business savvy;

	g.	Be clearly aligned with and represent and protect the interest of all shareholders;

	h.	Have prudent financial judgment at all times;

	i.	Devote time to the position, both inside and outside the boardroom;

	j.	Set aside his or her personal agenda and diligently seek to improve his or her own effectiveness through consideration for others on the Board, management, employees and associated business community;

	k.	Be compatible but forthright and speak up regarding management’s assumptions;

	l.	Aspire to be admired by fellow directors for courage, integrity, and consensus building skills;

	m.	Serve to improve overall Board performance by assisting to identify critical success indicators and create measurement tools; and

	n.	Invest in the Corporation as designated by the Board.

F.	REVIEW

1.

The Board will review these terms of reference at least annually or, where circumstances warrant, at such shorter interval as is necessary, to determine if further additions, deletions or other amendments are required.